UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT REGULATION A

Date of Report (Date of earliest event reported) December 24, 2018

True Leaf Medicine International Ltd.
(Exact name of registrant as specified in its charter)

British Columbia	000-00000
State or other jurisdiction of incorporation or organization	(I.R.S. Employer
Identification No.)

100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1
(Full mailing address of principal executive offices)

778-389-9933
Issuer's telephone number, including area code

Title of each class of securities issued pursuant to Regulation A:	Common Shares

Item 9.    Other Events

Press Release

On December 24, 2018, True Leaf Medicine International Ltd. (the "Issuer") issued a release to announce that the Company has approved the repricing of 2,354,254 warrants expiring on May 29, 2019, and 3,025,983 warrants expiring on June 12, 2019. The exercise price will change from $0.45 per share to $0.355, bringing it in line with the closing market price per share at December 21, 2018.

Item 10.    Exhibits

15.1     Press Release dated December 24, 2018

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

True Leaf Medicine International Ltd.

/s/ Darcy Bomford
By:
Darcy Bomford
Chief Executive Officer of True Leaf

Date:  December 26, 2018